Contactar

www.linkedin.com/in/jlsdux (LinkedIn)

Aptitudes principales

Estrategia empresarial
Planificación estratégica
Análisis financiero

Languages

Español (Native or Bilingual)
Inglés (Native or Bilingual)

José Luis Silva Vázquez

Co-Founder & Managing Partner, Dux Capital
Austin, Texas, Estados Unidos

Experiencia

Dux Capital
Co-Founder & Managing Partner
octubre de 2015 - Present (6 años 11 meses)
Ciudad de México y alrededores, México

Boundless Robotics
Investor and Board Member
enero de 2021 - Present (1 año 8 meses)

Koomkin
Investor and Board Member
junio de 2020 - Present (2 años 3 meses)
México

Mozper
Investor and Board Member
marzo de 2020 - Present (2 años 6 meses)
Miami, Florida, Estados Unidos

EPICA
Investor / Advisory Board
diciembre de 2019 - Present (2 años 9 meses)
Miami/Fort Lauderdale y alrededores, Estados Unidos

TRATO
Investor and Board Member
mayo de 2019 - Present (3 años 4 meses)
México

Atexto
Investor and Board Member
enero de 2019 - Present (3 años 8 meses)
Global

REFLY

Investor and Board Member
agosto de 2018 - Present (4 años 1 mes)
Global

Unicornio - Servicios Financieros y Consultoría
Advisor
febrero de 2015 - Present (7 años 7 meses)
México, México

FasterCapital
Mentor
febrero de 2019 - Present (3 años 7 meses)
Ciudad de México y alrededores, México

HSBC Global Banking and Markets
8 años 3 meses

Head of Pharmaceutical and Chemical Industry - Corporate and Investment Banking
marzo de 2010 - marzo de 2014 (4 años 1 mes)
Paseo de la Reforma 347

Analyst, Consumer and Retail Group - Corporate and Investment Banking
enero de 2006 - marzo de 2010 (4 años 3 meses)

Educación

IE Business School
MBA, Venture Lab · (2014 - 2015)

Tecnológico de Monterrey
Bachelor's Degree in Finance, Banking · (2003 - 2007)

Universidad Antonio de Nebrija
Exchange Program · (2006 - 2007)

Instituto Alexander Bain